August 30, 2007

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

C.C.

Ms. Donna Di Silvio

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re: Benetton Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2006

Filed June 27, 2007

File No. 001-10230

Dear Mr. Moran:

This letter sets forth the responses to the comments contained in your letter dated August 14, 2007 relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the "2006 Form 20-F") of Benetton Group S.p.A. ("Benetton" or the "Company"; together with its subsidiaries, the "Group"). To facilitate your review, we have set forth herein each comment from the comment letter, followed directly by the Company's response.

Form 20-F for the fiscal year ended December 31, 2006

Item 15: Controls and Procedures

1. You state your officers concluded that the Group's "...disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the company." In future filings, if you choose to include the definition of disclosure controls and procedures, please revise your disclosure to include the full definition as outlined in Exchange Act Rule 13a-15(e) instead of limiting your conclusion to material information being communicated. In this regard, please expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified and that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure. Please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

We note the Staff's comment and Benetton advises the Staff that in future filings the Company will, if we choose to include the definition of disclosure controls and procedures, include the full definition as outlined in Exchange Act Rule 13a-15(e) and that the following statements should be considered the management's conclusion regarding effectiveness of disclosure controls and procedures:

"The Group carried out an evaluation, under the supervision and with the participation of the Group's management, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as of the end of the period covered by this report. The assessment was based on criteria established in the COSO framework (Internal Controls - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective. Based on that evaluation, the management concluded that these disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act ), as of the end of the period covered by this annual report on Form 20-F, are effective to ensure that information required to be disclosed in the reports the Group files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that information required to be disclosed is accumulated and communicated to the management to allow timely decisions regarding required disclosure".

Our conclusion regarding effectiveness would not change had these statements been included in this filing.

2. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual.

We note the Staff's comment and Benetton advises the Staff that, in future filings, the identification of the certifying individual at the beginning of the certification will not include the individual's title.

With reference to the above mentioned statements, the Company expressly acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact Emilio Foà (Chief Financial Officer of Benetton Group S.p.A.) at +39.0422.519408 or Katherine Ashton at Debevoise & Plimpton, our U.S. securities counsel, at +44.2077869040 or kashton@debevoise.com.

Yours sincerely,

/s/ Emilio Foà

Chief Financial Officer

Benetton Group S.p.A.